SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of June 2002.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press Release dated June 3, 2002.

This Form 6-K shall be deemed  incorporated  by  reference  in the  Registrant's
Registration  Statement  on  Form  S-8,  Reg.  Nos.  333-13350,   333-66044  and
333-74932.

PRESS RELEASE                                          FOR IMMEDIATE PUBLICATION

                    CGI continues to make niche acquisitions
                           strengthening its offering

Montreal, Quebec, June 3, 2002 - CGI Group Inc. (CGI) (TSX: GIB.A; NYSE: GIB;) today announced the closing of two acquisitions that will add additional expertise in IT retail solutions and electronic commerce, further expanding CGI's offering and client base. Adding 100 professionals from Oklahoma, Toronto, and Montreal to its ranks, the two companies have collective revenue of CDN$22.6 million and were purchased for CDN$9.7 million. As part of its acquisition strategy, over the last 15 years CGI has acquired over 30 firms.

What was acquired:
Myriap - electronic solutions Myriap provides CGI with deeper knowledge in the transactional Web space. Some 60 Toronto and Montreal-based professionals have joined CGI. Their clients are mostly in the financial services sector and include TD and Meloche Monnex.

Netplex Systems Inc. Retail Division- retail expertise
Serving over 240 retail customers including Macy's, Toys "R" Us and Value City with their retail solutions that focus on warehouse management, store system integration and distribution, the Retail Division adds 40 professionals located in Oklahoma. Their solution set will broaden CGI's offering in the retail sector.

Michael Roach, president and chief operating officer for CGI said: "CGI remains committed to providing world-class services to our clients throughout our key market verticals. These acquisitions clearly demonstrate this deep commitment as we increase both our capabilities and geographic presence which collectively add value to our total operations."

About CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount of 13,700 professionals. CGI's annualized revenue run-rate totals CDN$2.1 billion (US$1.3 billion). CGI's order backlog currently totals CDN$10.7 billion (US$6.7 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients worldwide from more than 60 offices. CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB). They are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices.
Website: www.cgi.com

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s Annual Report or Form 40-F filed with the SEC, the Company's Annual Information Form filed with the Canadian securities commissions. All of the risk factors included in these filed documents are included here by reference. CGI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                      -30-

For more information:

CGI:
Investor relations
Julie Creed
Vice-president, investor relations
(312) 201-4803

Ronald White
Director, investor relations
(514) 841-3230

Media relations
Eileen Murphy
Director, media relations
(514) 841-3430

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        CGI GROUP INC.
                                         (Registrant)


Date:    June 3, 2002                   By /s/ Paule Dore
                                            Name:   Paule Dore
                                            Title:  Executive Vice President
                                                    and Chief Corporate Officer
                                                    and Secretary